Eaton Corporation	Direct line: 216-523-4111
Eaton Center	Facsimile: 216-479-7122
Cleveland, Ohio 44114-2584	e-mail: davidoloughlin@eaton.com
April 9, 2009
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Hagen Ganem, Attorney

Re:	Eaton Corporation
Form 10-K Report for Year Ended December 31, 2008
Definitive 14A Proxy Statement filed on March 13, 2009
File Number 001-01396
Dear Mr. Ganem:
As we discussed, Eaton Corporation plans to submit its letter in response to the comment letter from the staff of the Securities and Exchange Commission dated March 31, 2009 with respect to the Company’s Form 10-K Report for year ended December 31, 2008 and definitive proxy statement on Schedule 14A filed March 13, 2009 by the close of business on April 24, 2009.
Please contact me if you have any questions. Thank you.
Very truly yours,

/s/ David M. O’Loughlin

David M. O’Loughlin
Counsel - Corporate